UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             For August 31 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated August 31 2004  -  Interim Results



                                                          Tuesday 31 August 2004


                INTERIM RESULTS FOR SIX MONTHS TO 30 JUNE 2004

Bunzl plc, the international distribution and outsourcing Group, today announces its interim results for the six months ended 30 June 2004.

- Sales were GBP1,358.9 million (2003: GBP1,331.4 million), up 10% at constant exchange rates

- Operating profit before goodwill was GBP103.2 million (2003: GBP101.0 million), up 11% at constant exchange rates

- Profit before tax and goodwill was GBP102.0 million (2003: GBP100.8 million), up 10% at constant exchange rates

- Profit before tax was GBP91.8 million (2003: GBP92.0 million), up 9% at constant exchange rates

- Adjusted earnings per share were 15.4p (2003: 14.6p), up 14% at constant exchange rates

-    Dividend up 8% to 4.15p

- Outsourcing Services in Europe expanded into France with the significant acquisition of Groupe Pierre Le Goff

Commenting on today's results, Anthony Habgood, Chairman of Bunzl, said:

"We have made good progress in the first half delivering double digit growth in sales, profits and adjusted earnings per share at constant exchange rates. The European Outsourcing Services business in particular demonstrated its continued evolution into a leading player of substance across Europe making it the logical partner for international customers and suppliers."

Enquiries:

Bunzl plc                                        Finsbury

Anthony Habgood, Chairman                        Roland Rudd
David Williams, Finance Director                 Morgan Bone
Tel: 020 7495 4950                               Tel: 020 7251 3801

RESULTS

In improved though still uncertain economic conditions around the world, the Group again produced strong results at constant exchange rates due to good operating performance and the successful integration of acquisitions. The movement of the dollar was again unfavourable and overall currency movements significantly reduced the reported growth rates of sales and operating profits. Sales were GBP1,358.9 million (2003: GBP1,331.4 million), up 10% at constant exchange rates and operating profit was GBP93.0 million (2003: GBP92.2 million), up 10% at constant exchange rates. Profit before tax and goodwill amortisation was GBP102.0 million (2003: GBP100.8 million), up 10% at constant exchange rates, while profit before tax was GBP91.8 million (2003: GBP92.0 million), up 9% at constant exchange rates. Earnings per share were 13.1p (2003: 12.7p), up 12% at constant exchange rates, while adjusted earnings per share, after eliminating goodwill amortisation, were 15.4p (2003: 14.6p), up 14% at constant exchange rates.

Good operating cash generation helped fund a spend of GBP255 million on acquisitions during the period and net debt rose to GBP305.7 million, compared to GBP96.5 million at the year end. With shareholders' funds increasing to GBP471.7 million from GBP432.0 million at the year end, gearing rose to 64.8% from 22.3%.


DIVIDEND

The Board has decided to increase  the  interim  dividend by 8% to 4.15p  (2003:
3.85p). Shareholders will again be able to participate in our dividend reinvestment plan.

BOARD

Bunzl's strong independent Board was further enhanced in July with the appointment of Dr Ulrich Wolters as a non-executive director. Ulrich is Chairman of the Aldi Family Trust which holds the majority of Aldi Sud shares, having been Managing Director for many years and built the business into one of the world's leading international retailers with over 2,800 outlets. Also in July, Christoph Sander was appointed to the Board with responsibility for Bunzl's Outsourcing Services business in Europe and Australasia having led that business from its inception in 1993. We welcome Ulrich and Christoph to the Board.

At the end of July, Paul Lorenzini retired from the Board after 21 years with the Group, for the last 18 of which he was responsible for leading our North American Outsourcing Services business. He has been appointed to the honorary position of Chairman Emeritus of Bunzl USA in recognition of his extraordinary contribution to the development and success of Bunzl over many years. Stephen Williams retires today as a non-executive director after ten years on the Board throughout which his independent advice and contribution to the success of the Group have been greatly valued. We thank Paul and Stephen for their service and wish Paul and his wife LaVerne a long and happy retirement.

ACQUISITIONS

GBP255 million was spent on acquisitions during the period. In early May we acquired Groupe Pierre Le Goff. This significant acquisition with pro forma sales in 2003 of EUR421.5 million took Outsourcing Services into France with a leading position in both the cleaning and safety markets in that country. A strong position in France complements our existing European positions in the UK, Benelux, Germany, Denmark and Ireland and provides us with a strong platform to develop further in France and Southern Europe while reinforcing our position as the logical partner for international customers and suppliers. In late March we expanded Filtrona by the acquisition of Skiffy. Based in Amsterdam and with sales in the year ended March 2003 of EUR12.0 million, Skiffy has particular expertise in the supply of small nylon parts for protection and finishing applications and complements our existing operations in Europe and North America.

PROSPECTS

In Outsourcing Services North America, we expect volume growth to be maintained for the majority of the business while the underlying slowdown in the grocery sector is likely to continue as that sector itself faces fundamental strategic issues. The proportion of our sales to higher growth areas such as redistribution, food processors and convenience stores is likely to continue to increase both as a result of this difference in organic growth and as we focus acquisitions on these areas. Price rises are again being sought by our suppliers and, with their input prices still rising, year-on-year deflation would seem likely to disappear in the second half.

In Outsourcing Services Europe & Australasia, we also expect sales growth to continue particularly as recent acquisitions are integrated into the business. The profit growth in the first half is expected to be maintained as the cost savings and efficiency gains associated with our increased scale are consolidated and new initiatives, for example in purchasing, continue to deliver benefits. We expect growth to occur across the geographies in which we compete especially in France where the integration of Groupe Pierre Le Goff will bring disproportionate growth in the immediate future. As in the past, future acquisition activity will expand our geographic coverage and deepen our participation in existing markets.

In Filtrona, the underlying growth of our markets is continuing as each of our businesses is showing resilience in improved though still challenging economic conditions. We expect both the tobacco related and the non-tobacco related parts of our business to show further growth particularly where we can supplement our existing supply bases with product from sourced or owned production from lower cost facilities, for example in Mexico or China.

The persistence of the weak dollar will continue to affect the translation of our Group results into sterling when compared to 2003. Nevertheless, our strong competitive position in our markets and our ability to supplement market growth with acquisitions give us confidence that we will continue to develop the Group satisfactorily.

OPERATING REVIEW

The Group operates in many currency zones and, in this period of substantial dollar weakness, the operations are reviewed below at constant exchange rates to remove the distortionary impact of significant currency swings. The following table reconciles the half year growth rates of sales and operating profit before goodwill amortisation as reported in sterling with those at constant exchange rates:


                              Actual exchange rates    Constant exchange rates
                                          Operating                  Operating
                              Sales          profit        Sales        profit
                           % Growth        % Growth     % Growth      % Growth
--------------------------------------------------------------------------------
Outsourcing Services
North America                    -8             -10           +3             0
Europe & Australasia            +21             +35          +21           +35
Filtrona                         +4              +3          +11           +11
Total                            +2              +2          +10           +11
--------------------------------------------------------------------------------


Sales at constant exchange rates rose 10% as we continued to grow despite the improved but still uncertain economic conditions around the world. At constant exchange rates operating profit before goodwill amortisation rose 11% and profit margin increased from 7.5% to 7.6%. Return on average capital was up from 42.0% to 43.4%. These increases were principally due to increased efficiencies at Outsourcing Services Europe & Australasia and as a result of the successful integration of acquisitions and continued overall cost reduction.

OUTSOURCING SERVICES

Operating across North America, Europe and Australasia, Bunzl is the leading supplier of a range of products including outsourced food packaging, disposable supplies and cleaning and safety products for supermarkets, redistributors, caterers, food processors, hotels, contract cleaners, non-food retail and other users.

North America

In a somewhat improved US economy, sales increased by 3% at constant exchange rates over the previous year as modest year-on-year deflation lowered somewhat higher volume growth. Profits were flat due to competitive pressures on margins. Higher growth areas such as redistribution, processors and convenience stores continue to grow and are a major focus for the Company moving forward. More resources will be directed towards these and other higher growth areas that strategically fit our distribution model. Supermarkets were flat as many traditional companies in this market continue to have difficulty defining their strategic response to industry changes and improving their financial condition. Many of these customers have also suffered due to the shift in eating habits attributed to dietary considerations. These and other factors have caused them to focus on cost reduction and in some cases, due to rising prices, substitute lower cost products. Our Canadian business has expanded with increased sales volume and facilities.

Acquisitions will continue to be a focus for the Company, particularly in the businesses with more growth potential for us. In addition we will commit resources to expanding our programs with customers and vendors enabling us to penetrate new accounts. We will also extend into product lines that can increase the depth of our penetration in new and existing accounts. Our expanding import program enables us to offer many of these types of new items.

Operating costs continue to be tightly controlled as a percentage of sales despite only modest sales growth. Our efficiency gains drive this and are needed to remain competitive in the market place. Our service and the flexibility of doing business with us should prove attractive to our customers moving forward.

Europe & Australasia

Our business in Europe and Australasia has continued to develop strongly in the first half of 2004 both through acquisition and the retention and extension of key supply agreements with customers. Sales rose by 21% and operating profit by 35%. While the majority of these increases was driven by the effect of acquisitions, the underlying business increased its profitability significantly as a result of increased efficiencies and scale.

Ten years after our first acquisition in Outsourcing Services in continental Europe we announced in May our largest acquisition, Groupe Pierre Le Goff in France. This has increased the size of our rapidly growing overall European business by around a third and has firmly positioned Bunzl as the logical partner for customers and suppliers in many key European markets providing the basis for further geographic expansion. This strategic move has been well accepted by customers, suppliers and employees and we have commenced a number of actions to exploit synergies in relevant areas.

Group purchasing initiatives, both at the centre and locally, have been an area of considerable focus in the first half. We have identified key suppliers in all major countries and market sectors, we are in the process of extending our portfolio of imported items and we are developing co-ordinated ranges of own brand products. We believe this will be an area of significant opportunity for our businesses going forward.

We have also been successful in extending and retaining a number of key contracts during the first half which provide a solid foundation for the future, especially as we are now seeing some pick up in the activity levels, for example in the hotel and restaurant sectors. At the same time we are using the opportunity to improve the mix of our business by replacing some lower margin contracts.

FILTRONA

Filtrona is a world leading supplier of outsourced cigarette filters, ink reservoirs and other bonded fibre products, protective caps and plugs, self-adhesive tear tapes and certain security products. It is also a leading extruder of custom plastic profiles.

In an improving but nevertheless demanding manufacturing environment, sales at constant exchange rates were up 11% as we continued to achieve underlying volume growth in each of our lines of business and as the integration of the Baumgartner and Skiffy acquisitions progressed well. Profits at constant exchange rates also rose 11% driven both by organic growth and these acquisitions.

In the tobacco related element of the business, special filters continued their growth trend in all regions. An important special filter outsourcing contract secured with a major multinational producer more than offset any increase in self-manufacture and plans progressed for the opening of a new special filter facility in Mexico during the second half. Sales of tear tape continued to grow with sophisticated tapes for brand protection, brand promotion and product traceability again the key driver.

Within non-tobacco markets, our business benefited from the upturn in manufacturing activity although rising resin prices continue to pose challenges in certain businesses. Fibertec continued its robust growth trend assisted by the shift of fibre product volumes from the ex-Baumgartner facility in Switzerland to the long established Filtrona facility in Germany. Construction began on a new Fibertec facility in Ningbo, China scheduled for completion early in 2005.

Our protection and finishing products business continued its steady growth with a noticeable upturn in our US caps and plugs business. The improved trading conditions experienced by our extrusion businesses in the second half of last year have gathered momentum this year in both the US and Europe. After a relatively sluggish start to the year, volumes at Globalpack, our Brazilian plastic packaging business, have picked up strongly as the year has progressed.



                      CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                       Growth
                                       Six months to    Six months to            Actual         Constant    Year to
                                             30.6.04          30.6.03          Exchange         Exchange   31.12.03
                              Notes             GBPm             GBPm             Rates           Rates        GBPm
--------------------------------------------------------------------------------------------------------------------
Sales
Existing businesses                          1,310.8          1,331.4                                       2,728.2
Acquisitions                                    48.1
                           -----------------------------------------------------------------------------------------
Total sales                       2          1,358.9          1,331.4                2%              10%    2,728.2
                           -----------------------------------------------------------------------------------------
Operating profit
Existing businesses                             89.8             92.2                                         196.4
Acquisitions                                     3.2
                           -----------------------------------------------------------------------------------------
Profit on ordinary activities
before interest                                 93.0             92.2                1%              10%      196.4
Net interest payable              3             (1.2)            (0.2)                                         (1.8)
                           -----------------------------------------------------------------------------------------
Profit on ordinary activities
before taxation                                 91.8             92.0                0%               9%      194.6
--------------------------------------------------------------------------------------------------------------------
Profit before taxation and
goodwill amortisation                          102.0            100.8                1%              10%      212.3
--------------------------------------------------------------------------------------------------------------------
Taxation on profit on ordinary
activities                        4            (33.1)           (33.3)                                        (69.0)
                           -----------------------------------------------------------------------------------------
Profit on ordinary activities
after taxation                                  58.7             58.7                                         125.6
Profit attributable to minorities               (0.6)            (0.5)                                         (1.0)
                           -----------------------------------------------------------------------------------------
Profit for the period                            58.1            58.2                                         124.6
Dividends                         5            (18.9)           (17.6)                                        (54.4)
                           -----------------------------------------------------------------------------------------
Retained profit for the period                  39.2             40.6                                          70.2
                           -----------------------------------------------------------------------------------------
Basic earnings per share          6             13.1p            12.7p               3%              12%       27.4p

                           -----------------------------------------------------------------------------------------
Adjusted earnings per share       6             15.4p            14.6p               5%              14%       31.3p
                           -----------------------------------------------------------------------------------------
Diluted basic earnings per share  6             13.0p            12.6p                                         27.2p
                           -----------------------------------------------------------------------------------------
Dividends per share               5             4.15p            3.85p               8%                        12.1p
                           -----------------------------------------------------------------------------------------



                           CONSOLIDATED BALANCE SHEET


                                                                    30.6.03     31.12.03
                                                       30.6.04    *Restated    *Restated
                                                          GBPm         GBPm         GBPm
-----------------------------------------------------------------------------------------
Fixed assets
Intangible assets - goodwill                             491.4        283.6        290.9
Tangible fixed assets                                    200.4        201.3        196.5
                                                 ----------------------------------------
                                                         691.8        484.9        487.4

Current assets
Stocks                                                   249.9        217.8        215.6
Debtors                                                  469.9        396.2        374.7
Investments                                               19.7        134.4        111.3
                                                 ----------------------------------------
Cash at bank and in hand                                  57.5         43.7         47.5
                                                 ----------------------------------------
                                                         797.0        792.1        749.1
Current liabilities
Creditors: amounts falling due within one year          (635.5)      (478.6)      (499.1)
                                                 ----------------------------------------
Net current assets                                       161.5        313.5        250.0
                                                 ----------------------------------------
Total assets less current liabilities                    853.3        798.4        737.4
                                                 ----------------------------------------

Creditors: amounts falling due after more than one year (308.3)      (256.1)      (220.2)
Provisions for liabilities and charges                   (33.5)       (40.1)       (41.6)
                                                 ----------------------------------------
Net assets excluding pension liabilities                 511.5        502.2        475.6

Pension liabilities                                      (36.5)       (53.1)       (40.8)
                                                 ----------------------------------------
Net assets including pension liabilities                 475.0        449.1        434.8
                                                 ----------------------------------------
Capital and reserves
Called up share capital                                  112.3        114.3        112.1
Share premium account                                     86.6         79.4         83.8
Capital redemption reserve                                 5.3          2.7          5.3
Revaluation reserve                                          -          1.5          1.3
Profit and loss account                                  267.5        248.5        229.5
                                                 ----------------------------------------
Shareholders' funds: equity interests                    471.7        446.4        432.0
                                                 ----------------------------------------
Minority equity interests                                  3.3          2.7          2.8
                                                 ----------------------------------------
                                                         475.0        449.1        434.8
                                                 ----------------------------------------

Net debt                                                 305.7        106.9         96.5
Gearing                                                   64.8%        23.9%        22.3%


*Restated on adoption of UITF38 'Accounting for ESOP trusts'.


                        CONSOLIDATED CASH FLOW STATEMENT


                                                                    Six months to    Six months to     Year to
                                                                          30.6.04          30.6.03    31.12.03
                                                           Notes             GBPm             GBPm        GBPm
---------------------------------------------------------------------------------------------------------------

Net cash inflow from operating activities                      7             99.6            103.8       250.4
Net cash outflow for returns on investments
and servicing of finance                                                     (1.2)            (1.4)       (4.7)
Tax paid                                                                    (28.1)           (25.3)      (56.6)
Net cash outflow for capital expenditure                                    (15.4)           (15.0)      (31.3)
Acquisition of businesses                                                  (191.4)            (4.2)      (36.1)
Disposal of businesses                                                          -                -        10.0
Other acquisition and                                                           -             (0.1)          -
disposal cash flows
Equity dividends paid                                                       (17.4)           (17.0)      (51.8)
                                                                 ----------------------------------------------
Net cash (outflow)/inflow before use of liquid resources and financing      (153.9)            40.8        79.9
Management of liquid resources                                                77.7             39.4        57.4
Net cash inflow/(outflow) from financing                                      62.6             (7.2)       (5.9)
Purchase of own shares                                                           -            (41.4)      (92.2)

(Decrease)/increase in cash in the period                                    (13.6)            31.6        39.2
                                                                 ----------------------------------------------
Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash in the period                                    (13.6)            31.6        39.2
(Increase)/decrease in debt due within one year                              (30.8)             8.7        (8.3)
(Increase)/decrease in debt due after one year                               (28.8)             0.5        21.1
Decrease in current asset investments                                        (77.7)           (39.4)      (57.4)
Borrowings acquired                                                          (63.9)               -           -
Exchange and other movements                                                   5.6             (2.3)       14.9
                                                                 ----------------------------------------------
Movement in net debt in the period                                          (209.2)            (0.9)        9.5
Opening net debt                                                             (96.5)          (106.0)     (106.0)
                                                                 ----------------------------------------------
Closing net debt                                               8            (305.7)          (106.9)      (96.5)
                                                                 ----------------------------------------------




          CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES


                                                                            Six months to    Six months to     Year to
                                                                                  30.6.04          30.6.03    31.12.03
                                                                                     GBPm             GBPm        GBPm
-----------------------------------------------------------------------------------------------------------------------
Profit for the period                                                                58.1             58.2       124.6
Actuarial gains/(losses) on pension schemes                                           8.0            (11.9)        0.9
Deferred taxation on actuarial gains)/losses on pension schemes                      (2.4)             3.8        (0.4)
Revaluation reserve movement                                                         (1.3)               -           -
Currency translation differences on foreign currency net investments                 (1.4)             3.0        (1.5)
                                                                            -------------------------------------------
Total recognised gains and losses for the period                                     61.0             53.1       123.6
                                                                                              -------------------------
Prior year adjustment (adoption of UITF38)                                          (27.2)
                                                                            --------------
Total recognised gains and losses since last directors' report and accounts          33.8
                                                                            --------------




        CONSOLIDATED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS


                                                                                  Six months to      Year to
                                                                 Six months to          30.6.03     31.12.03
                                                                       30.6.04        *Restated    *Restated
                                                                          GBPm             GBPm         GBPm
-------------------------------------------------------------------------------------------------------------
Opening shareholders' funds as previously reported                       459.2            475.2        475.2
Prior year adjustment (adoption of UITF38)                               (27.2)           (19.2)       (19.2)
                                                                 --------------------------------------------
Opening shareholders' funds restated                                     432.0            456.0        456.0
Profit for the period                                                     58.1             58.2        124.6
Dividends                                                                (18.9)           (17.6)       (54.4)
Issue of share capital                                                     3.0              2.2          7.0
Employee trust shares                                                     (5.4)            (2.6)        (8.0)
Actuarial gains/(losses) net of deferred taxation on pension schemes       5.6             (8.1)         0.5
Purchase of own shares                                                       -            (44.7)       (92.2)
Revaluation reserve movement                                              (1.3)               -            -
Currency translation                                                      (1.4)             3.0         (1.5)
                                                                 --------------------------------------------
Closing shareholders' funds                                              471.7            446.4        432.0
                                                                 --------------------------------------------



*Restated on adoption of UITF38 'Accounting for ESOP trusts'.

Notes

1.   Basis of preparation

     The interim financial information has been prepared on the basis of the accounting policies set out in the Group's 2003 statutory accounts, with the exception of the accounting for ESOP trusts, and was approved by the Board on 31 August 2004.

     During the period the Group adopted UITF38 'Accounting for ESOP trusts'. As a result, comparative figures have been restated. There was no impact on the consolidated profit for the six months to 30 June 2003 and the year to 31 December 2003. The impact on consolidated shareholders' funds as at 30 June 2003 and 31 December 2003 was a reduction of GBP21.8m and GBP27.2m respectively.

     The figures for the six months to 30 June 2004 and 30 June 2003 are unaudited and do not constitute statutory accounts. However, the auditors have carried out a review of the figures to 30 June 2004 and their report is set out in the Independent Review Report. The figures for the year to 31 December 2003 are taken from the statutory accounts which have been filed with the Registrar of Companies, as restated for UITF38 referred to above. The auditors' report on those accounts was unqualified and did not contain any statement under Section 237(2) or (3) of the Companies Act 1985.

     The Group will be required to adopt International Financial Reporting Standards ('IFRS') from 1 January 2005 with the interim results for 2005 being the first results reported under the new Standards. The main areas of impact on the consolidated financial statements will be in respect of goodwill amortisation, share based payments and deferred taxation. The Group's IFRS implementation project has continued during 2004 and will enable the Group to prepare its consolidated financial statements on an IFRS basis in 2005.



2.   Analysis of sales and operating profit


                                            Sales                                     Operating profit
                        -----------------------------------------    -----------------------------------------
                        Six months to   Six months to     Year to    Six months to   Six months to     Year to
                              30.6.04         30.6.03    31.12.03          30.6.04         30.6.03    31.12.03
                                 GBPm            GBPm        GBPm             GBPm            GBPm        GBPm
---------------------------------------------------------------------------------------------------------------
Outsourcing Services
  North America                 673.7           733.8     1,505.1             49.8            55.6       115.8
  Europe & Australasia          447.6           368.9       770.5             29.8            22.1        54.7
Filtrona                        237.6           228.7       452.6             29.9            28.9        56.1
Corporate                                                                     (6.3)           (5.6)      (12.5)
Goodwill                                                                     (10.2)           (8.8)      (17.7)
                        ---------------------------------------------------------------------------------------
                              1,358.9         1,331.4     2,728.2             93.0            92.2       196.4
                        ---------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
Geographical origin
North America                   769.9           833.7     1,698.3             61.7            68.2       140.1
Europe                          507.6           429.1       886.4             37.8            30.5        68.0
Rest of world                    81.4            68.6       143.5             10.0             7.9        18.5
Corporate                                                                     (6.3)           (5.6)      (12.5)
Goodwill                                                                     (10.2)           (8.8)      (17.7)
                        ---------------------------------------------------------------------------------------
                              1,358.9         1,331.4     2,728.2              93.0           92.2       196.4
                        ---------------------------------------------------------------------------------------


A reallocation of costs between Corporate and Outsourcing Services North America has been incorporated in this analysis.


3.   Net interest payable

                                    Six months to    Six months to     Year to
                                          30.6.04          30.6.03    31.12.03
                                             GBPm             GBPm        GBPm
-------------------------------------------------------------------------------
Interest receivable
Bank deposits                                 2.2              4.0         7.7
Expected return on pension scheme assets     7.9              6.3        12.7
Total interest receivable                    10.1             10.3        20.4
                                    -------------------------------------------
Interest payable
Loans and overdrafts                         (3.0)            (3.1)       (7.4)
Interest on pension scheme liabilities       (8.3)            (7.4)      (14.8)
Total interest payable                      (11.3)           (10.5)      (22.2)
                                    -------------------------------------------
Net interest payable                         (1.2)            (0.2)       (1.8)
                                    -------------------------------------------



4.   Taxation on profit on ordinary activities

A taxation charge of 32.5% (2003: 33.0%) on the profit on underlying operations excluding goodwill amortisation has been provided based on the estimated effective rate of taxation for the year. Including goodwill amortisation, on which there is no tax relief, the overall tax rate is 36.1% (2003: 36.2%).


5.   Dividends

                                         Per share                                          Total
                        -----------------------------------------       -----------------------------------------
                        Six months to   Six months to     Year to       Six months to   Six months to     Year to
                              30.6.04         30.6.03    31.12.03             30.6.04         30.6.03    31.12.03
                                                                                 GBPm            GBPm        GBPm
------------------------------------------------------------------------------------------------------------------
Interim dividend                4.15p           3.85p       3.85p                18.9            17.4        17.4
Final dividend                                              8.25p                                            37.0
                        ------------------------------------------------------------------------------------------
                                4.15p           3.85p       12.1p                18.9            17.4        54.4
                        ------------------------------------------------------------------------------------------


The interim dividend of 4.15p will be paid on 4 January 2005 to shareholders on the register on 19 November 2004. The 2003 interim dividend paid was GBP17.4m, GBP0.2m lower than the amount proposed of GBP17.6m due to the impact of the Company purchasing its own shares.



6.   Earnings per share

                                                        Six months to    Six months to     Year to
                                                              30.6.04          30.6.03    31.12.03
                                                                 GBPm             GBPm        GBPm
---------------------------------------------------------------------------------------------------
Profit for the financial period                                  58.1             58.2       124.6
Adjustment*                                                      10.2              8.8        17.7
                                                        -------------------------------------------
Adjusted profit for the financial period                         68.3             67.0       142.3
                                                        -------------------------------------------
Basic weighted average ordinary shares in issue (million)       444.0            459.4       455.2
Dilutive effect of employee share plans (million)                 1.9              2.3         2.2
Diluted weighted average ordinary shares (million)              445.9            461.7       457.4

Basic earnings per share                                         13.1p            12.7p       27.4p
                                                        -------------------------------------------
Adjustment*                                                       2.3p             1.9p        3.9p
                                                        -------------------------------------------
Adjusted earnings per share                                      15.4p            14.6p       31.3p
                                                        -------------------------------------------
Diluted basic earnings per share                                 13.0p            12.6p       27.2p
                                                        -------------------------------------------



Adjusted earnings per share is provided to reflect the underlying earnings performance of the Group.

*Adjustment relates to goodwill amortisation.



7. Reconciliation of operating profit to net cash inflow from operating activities

                                                        Six months to    Six months to     Year to
                                                              30.6.04          30.6.03    31.12.03
                                                                 GBPm             GBPm        GBPm
                                                        -------------------------------------------
Operating profit                                                 93.0             92.2       196.4
Adjustments for non-cash items:
depreciation                                                     16.2             16.5        32.5
goodwill amortisation                                            10.2              8.8        17.7
other                                                            (0.4)            (0.8)        1.0
Working capital movement                                         (9.6)           (10.4)       17.9
Employee trust shares                                            (5.8)            (3.0)       (8.8)
Other cash movements                                             (4.0)             0.5        (6.3)
                                                        -------------------------------------------
Net cash inflow from operating activities                        99.6            103.8       250.4
                                                        -------------------------------------------

8.   Analysis of net debt
                                                              30.6.04          30.6.03    31.12.03
                                                                 GBPm             GBPm        GBPm
                                                        -------------------------------------------
Cash at bank and in hand                                         57.5             43.7        47.5
Short term deposits repayable on demand                          18.1             36.4        32.0
Overdrafts                                                      (31.4)           (28.0)      (20.5)
                                                        -------------------------------------------
Cash                                                             44.2             52.1        59.0
                                                        -------------------------------------------
Debt due within one year                                        (46.0)            (1.1)      (17.4)
Debt due after one year                                        (303.8)          (255.9)     (217.2)
Finance leases                                                   (1.7)            (0.1)       (0.2)
                                                        -------------------------------------------
                                                               (351.5)          (257.1)     (234.8)
                                                        -------------------------------------------
Short term deposits not repayable on demand                       1.6             98.1        79.3
                                                        -------------------------------------------
Net debt                                                       (305.7)          (106.9)      (96.5)
                                                        -------------------------------------------



Independent review report by KPMG Audit Plc to Bunzl plc

Introduction

We have been engaged by the Company to review the financial information set out in the Consolidated profit and loss account, Consolidated balance sheet, Consolidated cash flow statement, Consolidated statement of total recognised gains and losses, Consolidated reconciliation of movements in shareholders' funds and Notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/ 4: 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

KPMG Audit Plc
Chartered Accountants
London
31 August 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  August 31 2004                         By:__/s/ Anthony Habgood__

                                              Title:   Chairman